Exhibit 21.1

Pegasus Communications Corporation Subsidiaries

Subsidiary	State of Formation

Pegasus Communications Management Company	Pennsylvania
Pegasus Development 107 Corporation	Delaware
Pegasus Development 107 License Corporation	Delaware
Pegasus Development Corporation	Delaware
Pegasus Guardband, LLC	Delaware
Pegasus Real Estate Company	Pennsylvania
Pegasus Rural Broadband LLC	Delaware
Pegasus Satellite Communications Holdings, Inc.	Delaware
Pegasus Satellite Development Corporation	Delaware
Pegasus Travel, Inc.	Delaware
PMC Satellite Development, LLC	Delaware
WFXU Corporation	Delaware
WFXU License Corporation	Delaware
Xanadoo, LLC (formerly Pegasus
Broadband Communications LLC)	Delaware